UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), in accordance with article 157, Paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, hereby informs its shareholders and market in general, that, on May 23rd, 2024, the Negotiation Commission formed within the scope of Process No. 036.366/2023-4 and in accordance with TCU Normative Instruction No. 91/2022, composed of representatives of the Company, the External Control of Consensual Solution and Conflict Prevention Secretariat of the Federal Audit Court (TCU) – SecexConsenso, the Audit Unit Specialized in Communications of the Federal Audit Court (TCU) – AudComunicações, the Ministry of Communications, and the National Telecommunications Agency – ANATEL, reached an understanding on the proposed terms and conditions for the Self-Composition Agreement for Adaptation of the STFC Concession Contracts to an Authorization instrument (“Agreement”), which aims to adapt the concession regime of the Switched Fixed Telephone Service (STFC) to authorization, to be eventually executed by the Company, ANATEL, TCU and the Ministry of Communications.

This proposal includes (i) the termination of all administrative and judicial proceedings related to the Concession of the Switched Fixed Telephone Service - STFC currently pending before ANATEL and/or respective courts; (ii) the withdrawal of the arbitral proceedings filed by the Company against ANATEL; (iii) the Company's commitment to public interest pledges to be fulfilled within a period of up to 10 years; and (iv) a guarantee of maintaining the fixed telephone service in certain locations until 2028.

The proposal for the terms and conditions of the Agreement is subject to obtaining the necessary approvals, in regard to the parties’ governance, including the procedural rules provided for in TCU Normative Instruction No. 91/2022, and review by the Plenary of the Federal Audit Court, for the confirmation of its effectiveness, and, in the Company’s case, subject to the approval of its Board.

The Company is committed to maintain its shareholders and the market in general duly informed about the progress of the matter.

São Paulo, May 24th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Email: ir.br@telefonica.com

https:/ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 23, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director